UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                               Oxford Finance Corporation
            ------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            ------------------------------------------------------
                         (Title of Class of Securities)

                                    69144T108
            ------------------------------------------------------
                                 (CUSIP Number)


                                February 28, 2003
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     | x |      Rule 13d-1(b)

     |   |      Rule 13d-1(c)

     |   |      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

       CUSIP NO. 69144T108                 13G


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Friedman, Billings, Ramsey Group, Inc.
     54-1837743

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [ ] (b) [ X ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia


                    5    SOLE VOTING POWER
                         654,900**


   NUMBER OF        6    SHARED VOTING POWER
    SHARES               0
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON               654,900**
     WITH


                    8    SHARED DISPOSITIVE POWER
                         0


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     654,900**


10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.59%

12   TYPE OF REPORTING PERSON*

     HC

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                     **SEE ITEM NO. 4

       CUSIP NO. 69144T108                 13G

1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Eric F. Billings

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [ ] (b) [ X ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                    5    SOLE VOTING POWER
                         0


   NUMBER OF        6    SHARED VOTING POWER
    SHARES               654,900**
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON               0
     WITH


                    8    SHARED DISPOSITIVE POWER
                         654,900**


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     654,900**



10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.59%

12   TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      **SEE ITEM NO. 4
                        CUSIP NO. 69144T108                 13G


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Emanuel J. Friedman


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [ ] (b) [ X ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                    5    SOLE VOTING POWER
                         0


   NUMBER OF        6    SHARED VOTING POWER
    SHARES               654,900**
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON               0
     WITH


                    8    SHARED DISPOSITIVE POWER
                         654,900**

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     654,900**

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.59%


12   TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                       **SEE ITEM NO. 4

Item 1.    (a).    Name of Issuer: Oxford Finance Corporation



           (b).    Address of Issuer's Principal Executive Offices:

                   133 N. Fairfax Street
                   Alexandria, VA  22314


Item 2.    (a).    Name of Person Filing:

                   Friedman, Billings, Ramsey Group, Inc.



           (b). Address of Principal Business Office or, if none, Residence:

                   1001 Nineteenth Street North
                   Arlington, VA 22209-1710


           (c). Citizenship: Virginia


           (d). Title of Class of Securities: Common Stock


           (e). CUSIP Number: 358433100


Item 3.            If this statement is filed pursuant to sections
                   240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                   (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
                   (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
                   (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c.);
                   (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
                   (e)         [ ] An investment adviser in accordance with
                               section 240.13d-1(b)(1)(ii)(E);
                   (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii) (F);
                   (g) [X] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
                   (h) [ ] A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
                   (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                   (j) [ ] Group, in accordance with section 240.13d-1(b)(1) (ii)(J).


Item 4.            Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a). Amount beneficially owned: 654,900**


           (b). Percent of class: 12.59%


           (c). Number of shares as to which the person has:

                   (i)   Sole power to vote or to direct the vote 654,900.**

                   (ii)  Shared power to vote or to direct the vote 0.

                   (iii) Sole power to dispose or to direct the disposition of
                         654,900.**

                   (iv) Shared power to dispose or to direct the disposition of 0.

**The 654,900 shares reported includes presently exercisable warrants to purchase 236,100 shares.

Item 5.            Ownership of Five Percent or Less of a Class:

                   Not Applicable.


Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                   FBR Private Equity Fund, L.P.

Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                   FBR Private Equity Fund, L.P.                         3(d)

Item 8.            Identification and Classification of Members of the Group:

                   Not Applicable.

Item 9.            Notice of Dissolution of Group:

                   Not Applicable.


Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                   In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaims the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.
Dated:   March 10, 2003
                                      By: /s/ EMANUEL J. FRIEDMAN
                                      ---------------------------------
                                      Name:  Emanuel J. Friedman
                                      Title: Chairman


Dated:   March 10, 2003               /s/ ERIC F. BILLINGS
                                      ----------------------------------
                                      Eric F. Billings


Dated:   March 10, 2003               /s/ EMANUEL J. FRIEDMAN
                                      ----------------------------------
                                      Emanuel J. Friedman